

October 6, 2021

Glenn Sandgren
Chief Executive Officer
IKONICS Corp.
4832 Grand Avenue
Duluth, MN 55807

> **Re: IKONICS Corp.**
> **Amendment No. 3 to Registration Statement on Form S-4**
> **Filed September 20, 2021**
> **File No. 333-258335**

Dear Mr. Sandgren:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 9, 2021 letter.

Amendment No. 3 to Registration Statement on Form S-4

Cover Page

1.   We note your response to prior comment 1. Please revise to provide the specific voting control, or range of possible percentages, that will be held by your controlling shareholder upon completion of the business combination.

Unaudited Pro Forma Condensed Combined Financial Information, page 25

2.   We are still considering your response to prior comment 11 that you do not believe separate financial statements for the joint venture are required in accordance with Rule 3-09 of Regulation S-X. However, due to the significance of the joint venture to your business including the entry into significant agreements highlighted in this filing, please

explain your consideration of providing separate financial statements in accordance with Rule 3-13 of Regulation S-X.

3.   We note your response to prior comment 12. Please clarify and confirm whether the sale of the pre-merger business or assets of IKONICS ("Disposition") is required as a condition of the proposed merger. Tell us whether an affirmative vote for the proposed merger requires you to use reasonable best efforts to pursue and consummate the Disposition as soon as reasonably practicable. Please note that if authorization is sought from shareholders for the disposition of a significant business (including spin-offs), unaudited financial statements of that business should be provided in the proxy statements for the same periods as are required for the registrant (along with pro forma information). IKONICS' audited financial statements might satisfy the requirement for historical financial statements of the business to be disposed if it represents substantially all the business to be sold. However, pro forma financial statements should be provided presenting the sale as a discontinued operation for all periods presented in your historical audited financial statements.

Background to the Mergers, page 60

4.   Please revise to identify the third-party representative that introduced several potential targets to IKONICS in February 2021.

Financial Forecasts, page 69

5.   We note your response to prior comment 19. Please revise to provide the expected total hash rate the company intends to deploy for each period presented. Also, include your calculations and a more detailed discussion for arriving at a gross revenue of $437 million in 2022 based on your currently expected delivery schedule and available miners and electricity. In addition, explain how you have a reasonable basis to project financial results, Bitcoin hash rate, and Bitcoin price, six years into the future given that Terawulf has a limited operating history and the historic volatility of Bitcoin and the associated hash rate.

TeraWulf's Forecasts, page 72

6.   We note your response to prior comment 21. Please help us better understand why you believe there is a reasonable basis to present a financial forecast beyond one year considering TeraWulf's limited operation history. Your disclosures should provide information that demonstrates that your projections are reasonable. In this regard, the underlying assumptions should be clearly outlined supporting your revenue growth.

7.   Please clarify whether your projections include revenues recognized from the joint venture (Nautilus Cryptomine Facility*) and the Lake Mariner Facility. In this respect, we note that you do not present revenues from the joint venture in your statements of operations and your share of the earnings or losses from the joint venture is reflected in the caption

"Equity in net loss of investee, net of tax" in the statement of operations. In this regard, the project revenue should be that projected to be recognized by the Lake Mariner Facility only. The projections table should have a separate line-item for your share of the projected earnings or loss from the joint venture and not the revenue recognized from the joint venture. The equity method pick up should be presented as Other Income.

Interests of Certain IKONICS Directors and Executive Officers in the Mergers, page 89

8.   We note your response to prior comment 31. Please revise this section to provide a detailed discussion of Mr. Prager's control of bitcoin mining operations in Hardin MT, Beowulf Energy, LLC, and Marathon Digital Holdings, and the potential conflict of interest that may arise. As part of your disclosure, please include a discussion of the waiver of the corporate opportunities doctrine and the potential impact that may have on the Company. In addition, please include appropriate risk factor disclosure regarding all potential sources of conflict of interest.

Management's Discussion and Analysis of TeraWulf's Financial Condition and Results of Operations of TeraWulf
Overview, page 129

9.   We note that TeraWulf has entered into an administrative and infrastructure services agreement with Beowulf E&D for the buildout, operations and maintenance of the bitcoin mining facilities anticipated to be developed by TeraWulf. Please revise your MD&A disclosures to discuss Beowulf's operating history and performance in operating such facilities. Since the performance and financial condition of Beowulf appears important to the success of your business it appears that audited financial statements for Beowulf should be included in this filing. Refer to Rule 3-13 of Regulation S-X.

Liquidity and Capital Resources, page 131

10.   We note your revised disclosures in response to prior comment 26 that indicate TeraWulf believes that execution of the short-term and long-term funding options, if successful, alleviates substantial doubt as to TeraWulf's ability to continue as a going concern. Please explain in greater detail why you believe your funding options alleviate substantial doubt as to your ability to continue as a going concern. We refer to ASC 205-40-50-(12 through 14).

TeraWulf Unaudited Condensed Consolidated Financial Statements
Note 6. Joint Venture, page H-15

11.   Please revise your statements of cash flows to separately present the gross amounts for the deposits and reimbursements disclosed in this footnote. Clarify your non-cash activities and how they reconcile to the disclosures in your footnote. That is, tell us your consideration of presenting the transfer of certain arrangements to the joint venture as non-cash activities in your statements of cash flows.

12.   We note that in connection with the execution of the Ground Lease, Nautilus recorded an intangible asset, included in noncurrent assets in the condensed balance sheet, of $29.3 million related to the excess of the fair value of the electricity Talen is required to provide over the price for which Nautilus is paying for such electricity, with a corresponding $29.3 million recorded as an in-kind contribution receivable. Explain your disclosures that indicate at the close of the period on December 31, 2021, the temporary basis difference is expected to no longer exist. Describe your accounting with respect to the temporary basis differences that is expected to longer exist and clarify your accounting for similar transactions subsequent to December 31, 2021. In addition, explain whether there is a connection with the excess fair value of the electricity associated with the Ground Lease and your disclosures on page 129 that state "TeraWulf will benefit from one of the lowest electricity costs among its publicly traded bitcoin mining peers at approximately $0.025 per kilowatt-hour."

General

13.   We note that the Company entered into contractual agreements with Beowulf E&D and Somerset, entities controlled by Mr. Prager, and that the corporate opportunities doctrine will be waived. Please tell us how you incorporated Mr. Prager's voting control of the Company as well as the control of Somerset and Beowulf E&D in determining whether the contractual agreements are substantive. In your response, explain how you would enforce the contracts in the event the Beowulf E&D or Somerset breached the contract terms in light of the fact that Mr. Prager has majority voting power in all three entities.

14.   In an appropriate location in the prospectus, please revise to include the aggregate amount of consideration that will be paid to entities controlled by Mr. Prager under the current contractual agreements, and tell us why it should not be considered executive compensation for Mr. Prager. To the extent payments made to entities controlled by Mr. Prager would be considered compensation, please revise your executive compensation discussion accordingly.

You may contact Morgan Youngwood, Senior Staff Accountant, at (202) 551-3479 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff Attorney, at (202) 551-3334 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: W. Jason Deppen